Exhibit 99.1

Wearable Devices Reports Full Year 2025 Financial Results, Highlights Revenue Growth, $24.4 Million Raised in 2025 and $18.4 Million Cash Position

YOKNE’AM ILLIT, Israel, March 12, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its financial results for the year ended December 31, 2025. The Company reported revenue growth for the year, driven in part by a 28.5% increase in sales of its Mudra Link and Mudra Band products, reflecting growing adoption of its gesture-control technology and continued expansion of its business-to-client (“B2C”) segment.

Management Commentary

“We are pleased to conclude 2025 with steady momentum in our B2C sector, driven by the Mudra Link and Mudra Band. This performance reflects our growing foothold in the global wearable tech market, a dynamic sector where demand for intuitive, touchless interfaces continues to expand,” said Asher Dahan, Chairman of the board of directors and Chief Executive Officer of Wearable Devices. “Our operational progress is supported by an exceptionally strong financial foundation. Throughout 2025, we raised approximately $24.4 million in gross proceeds from equity offerings, resulting in a cash balance of $18.4 million at year-end.

This financial strength is the engine that allows us to scale our B2C activities while investing in the innovation that will define the industry’s future, providing the capital needed to expand our development platform - an initiative we expect to drive significant business-to-business (“B2B”) transactions by making our neural technology easily accessible through AI-driven tools.

Throughout the full year of 2025, we achieved a significant milestone with the sustained delivery and commercial availability of the Mudra Link, our universal gesture control wearable, alongside continued revenue from the Mudra Band for Apple Watch. The transition from a pre-order phase to a fully operational commercial model has allowed us to capture steady customer interest and establish a solid baseline for our B2C products. We believe that this commercial traction serves as the real-world validation of our technology, providing the data and market presence necessary to fuel our broader ecosystem.

Building on this B2C success, we are proud to introduce the Mudra Experience Studio (“Studio”) - a critical milestone that transforms our neural technology into a universal language for extended reality (“XR”) and AI developers. By providing AI-assisted development tools and a single codebase, the Studio solves gesture fragmentation across major spatial computing and mobile platforms. This accessibility is our primary bridge to high-scale B2B opportunities, enabling original equipment manufacturers to integrate our technology into the next generation of smart glasses and digital environments without the need for platform-specific hardware adjustments.”

Mr. Dahan continued: “Our forward-looking vision is being realized through ai6 Labs, a synergistic ecosystem dedicated to bridging human intent with digital reality. Supported by the capital raised this year, ai6 Labs operates across three pillars: deepening foundational neural research, rapid product monetization, and an AI accelerator for bold concepts. Furthermore, we continue to protect our market leadership through a robust intellectual property portfolio. Our IP portfolio currently includes 12 patents: four registered U.S. patents, one registered Chinese patent and additional pending patents: one in the United States, five in China and one in South Korea. This combination of financial resources, AI-driven innovation, and patent protection positions us at the forefront of the next era in computing.”

Full Year 2025 Financial Highlights:

●	Cash and Deposits: Cash and deposits were $18.4 million as of December 31, 2025, as compared to $4.0 million at the end of 2024. This strong cash position is mainly attributable to significant funds raised during 2025 in the gross amount of approximately $24.4 million (net amount of $21.7 million).

●	Revenues: Revenues increased 23.9% from $522 thousand for the year ended December 31, 2024, to $647 thousand for the year ended December 31, 2025, marking a step forward in the Company’s transition from development toward a commercially driven business. This growth was primarily driven by increased sales of the Mudra Link, demonstrating early market adoption and growing demand for neural interface technology. Combined sales of the Mudra Link and Mudra Band increased by approximately 28.5% year-over-year, reflecting strengthening customer interest in the Company’s gesture-control wearables. While revenues are still at an early stage, the upward trend reflects positive momentum and a foundation for future expansion.

●	Research and Development Expenses: Research and development expenses increased by 18% to $3.5 million for the year ended December 31, 2025, as compared to $3.0 million for the year ended December 31, 2024, reflecting the continuous investment and focus on creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software and hardware.

●	Sales and Marketing Expenses: Sales and marketing expenses decreased by 12% to $1.85 million for the year ended December 31, 2025, as compared to $2.1 million for the year ended December 31, 2024, related to a change in sales and marketing structure during this year.

●	General and administrative expenses: General and administrative expenses were $2.8 million for the year ended December 31, 2025, as compared to $2.8 million for the year ended December 31, 2024.

●	Net Loss: Net loss increased to $(8.1 million), or $(6.53) per diluted share, for the year ended December 31, 2025, as compared to a net loss of $(7.9 million), or $(72.6) per diluted share, for the year ended December 31, 2024. The per share information reflects the Company’s 1-for-20 reverse share split, which became effective on October 10, 2024, another 1-for-4 reverse share split, which became effective on March 17, 2025, and additional 1-for-3 reverse share split, which became effective on March 11, 2026.

2025 and Recent Business Highlights:

●	Strategic Collaborations & Expansion

○	South Korea Market Entry: Secured an exclusive distribution agreement with Sky Commerce Co., Ltd., securing a strategic foothold in South Korea—a global hub for wearable innovation.

○	B2B Presence in Asia: Showcased the Mudra Link at the XR Fair Tokyo 2025, engaging with the broader metaverse ecosystem including AR, virtual reality (“VR”), and mixed reality industries.

●	Product and Technology Innovations

○	AI-Powered Personalization: Developed cutting-edge methods for gesture personalization using Large MUAP Models, enabling the wristband to adapt to individual user biopotential signals.

○	Gesture Mapper Update: Launched a revolutionary update allowing users to assign personalized input commands to specific gestures, transforming the Mudra Link into a fully customizable controller.

●	Market Recognition and Sales Expansion

○	Award-Winning Technology: Won the “Best Wearable Debut” award at MWC Barcelona 2025, recognized by Laptop Magazine alongside global tech leaders Lenovo, Samsung, and Intel.

○	Commercial Scale-Up: Successfully transitioned from pre-orders to global shipping, with Mudra Link now supporting Android, iOS, Windows, and macOS.

●	Strategic Deployments

○	Defense Sector Milestone: Announced the development of a touchless neural control system for advanced military tactical systems, designed to enhance soldier safety and tactical readiness.

○	Smart Glasses Integration: Positioned Mudra Link as a native input solution for leading smart glasses, providing a critical “hands-free” interface for the enterprise and consumer XR markets.

●	Intellectual Property and Regulatory Progress

○	Enhanced Precision Patent: Granted a U.S. patent for a breakthrough method to extract precise “start” and “end” points from continuous gestures.

○	Physical Property Sensing: Secured a U.S. patent for neural measurement of weight, torque, and force, allowing the device to quantify real-world physical interactions from the wrist.

○	Multimodal Interaction: Received a significant U.S. patent for a “Gesture and Voice-Controlled Interface Device,” integrating gesture recognition, voice control, and biometric authentication.

○	Realistic Virtual Interaction: Granted a U.S. patent for modulating virtual objects based on physical characteristics (texture, weight, rigidity) to bridge the gap between digital action and physical sensation.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/VR/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the benefits, capabilities, advantages and expected demand, momentum, growth of and ability to expand our products and technology and our market leadership and that the combination of financial resources, AI-driven innovation, and patent protection positions us at the forefront of the next era in computing. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

Michal Efraty
IR@wearabledevices.co.il

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2025	2024
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	6,500	3,089
Short-term bank deposits	11,922	862
Accounts receivable	37	-
Governmental grant receivable	-	17
Other receivables and prepaid expenses	293	322
Inventories	778	1,226
TOTAL CURRENT ASSETS	19,530	5,516

NON-CURRENT ASSETS:
Right-of-use assets	393	330
Property and equipment, net	67	130
TOTAL NON-CURRENT ASSETS	460	460
TOTAL ASSETS	19,990	5,976

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	62	157
Advance payments	47	83
Convertible promissory note	-	770
Accrued payroll and other employment related accruals	629	402
Accrued expenses	333	392
Lease liabilities	309	291
TOTAL CURRENT LIABILITIES	1,380	2,095
Lease liabilities	57	21
TOTAL LIABILITIES	1,437	2,116

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares no par value: Authorized 500,000,000 as of December 31, 2025 and 50,000,000 as of December 31, 2024; Issued and outstanding 2,882,802 shares as of December 31, 2025 and 235,821 shares as of December 31, 2024	67	67
Additional paid-in capital	55,695	32,895
Accumulated losses	(37,209)	(29,102)
TOTAL SHAREHOLDERS’ EQUITY	18,553	3,860
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,990	5,976

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands (except per share amounts)

Revenues	647	522	82
Cost of revenues	(594)	**(362)	(62)
Impairment of product sales inventory	(201)	**(75)	-
GROSS PROFIT(LOSS)	(148)	85	20
Research and development, net	(3,504)	(2,964)	(3,316)
Sales and marketing expenses, net	(1,850)	(2,096)	(2,008)
General and administrative expenses	(2,830)	(2,845)	(2,882)
OPERATING LOSS	(8,332)	(7,820)	(8,186)
Financing income (expenses), net	230	(52)	372
LOSS BEFORE TAX EXPENSES	(8,102)	(7,872)	(7,814)
Tax expenses	(5)	(7)	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(8,107)	(7,879)	(7,814)

Net loss per ordinary shares, basic and diluted	(6.53)	(72.60)	(115.20)
Weighted average number of ordinary shares and pre-funded warrants outstanding basic and diluted *	1,238,719	108,563	67,505

*	The share and per share information in these financial statements reflects the 1-for-20 reverse share split that became effective on October 10, 2024, a 1-for-4 reverse share split of the Company’s issued and outstanding ordinary shares that became effective on March 17, 2025 and an additional 1-for-3 reverse share split that became effective on March 11, 2026.

**	Reclassified

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(8,107)	(7,879)	(7,814)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	84	107	68
Interest expenses on convertible promissory note	-	4	-
Accrued interest on deposits	(150)	(3)	(45)
Share-based compensation expenses	1,091	182	241
Unrealized gain from foreign currency derivative activities	-	68	(68)
Marketing expenses paid in ordinary shares	-	100	-
Provision for inventory write-off	201	75	-

Changes in operating assets and liabilities items:
Increase in accounts receivable	(37)	-	-
Decrease (increase) in inventories	247	(269)	(1,026)
Decrease (increase) in governmental grants receivables	17	91	(54)
Decrease (increase) in other receivables and prepaid expenses	21	357	(136)
Decrease in advance payments	(37)	(228)	(41)
Decrease in deferred revenues	-	-	(12)
Increase (decrease) in accounts payable	(95)	(253)	254
Increase (decrease) in accrued payroll and other employment related accruals	226	(177)	163
Increase (decrease) in accrued expenses	(59)	212	36
Net cash used in operating activities	(6,598)	(7,613)	(8,434)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20)	(43)	(194)
Decrease (increase) in deposits, net	(10,910)	3,240	(4,054)
Net cash provided by (used in) investing activities	(10,930)	3,197	(4,248)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares issued in registered direct offerings, best-effort offering and ATM program, net of issuance cost	13,340	1,578	1,670
Proceeds from issuance of ordinary shares under inducement offer letter agreements	8,369	-	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	-	1,449
Proceeds from issuance of ordinary shares associated with the SEPA	-	4,353	-
Proceeds from issuance of convertible promissory note	-	1,920	-
Repayment of convertible promissory note	(770)	(1,156)	-
Net cash provided by financing activities	20,939	6,695	3,119

Net increase (decrease) in cash and cash equivalents	3,411	2,279	(9,563)
Cash and cash equivalents at the beginning of year	3,089	810	10,373
Cash and cash equivalents at the end of year	6,500	3,089	810
Supplemental Disclosure:
Interest paid	-	49	-
Interest received from deposits	(134)	(144)	(305)
Right-of-use asset recognized against lease liability	337	-	644